November 13, 2015

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Courtney Haseley, Esq.

Ominto, Inc.

Amendment No.3 to Registration Statement on Form S-1

Filed November 9, 2015 File No. 333-207005

Dear Ms. Haseley:

This letter is submitted by Ominto, Inc. (the “Company”) in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 13, 2015 (the “Comment Letter”), relating to Amendment No. 1 to Registration Statement on Form S-1 filed November 9, 2015 (the "Form S-1") (the "Filing”). For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.

Cover Page

1. "Please revise your disclosure to include a price per share for your common stock on the OTC Pink Marketplace as of the most recent practicable date. "

The Company has revised the cover page to clarify that the price per share disclosed is of the Company's common stock on the OTC Pink Marketplace, as of the most recent practicable date.

2. Please present the information required pursuant to Item 501(b)(3) of Regulation S-K on a minimum/maximum basis. Currently, you present the gross proceeds, commissions and proceeds before expenses assuming only the maximum number of shares have been sold.

The Company has revised the cover page to include disclosure of both minimum and maximum proceeds.

3. We note your indication that “the actual public offering amount and proceeds to us, if any, are not presently determinable and may be up to $2,000,000 less than the total maximum offering set forth above.” Disclose why the gross proceeds to you may be up to $2,000,000 less when the only fees due to Chardan are reflected in the commissions of $800,000 and expenses of $115,000 you indicate here.

The Company has added disclosure of the finders' fee payable to Maxim Group and has otherwise modified the disclosure to reflect changes to the compensation of the placement agent and the finder. There are no longer warrants to be issued to the placement agent or finder, and the cash commission increased from 8% to 8.25%. The disclosure of compensation to the placement agent and the finder is modified throughout the Form S-1.

Exhibit 5.1

4. "Please file a revised opinion identifying the number of shares covered by the opinion or the aggregate maximum dollar amount of the offering."

A revised opinion letter has been filed identifying the aggregate maximum dollar amount of the offering.

Exhibit 10.31.

5. "We note that, per section 2.3 of the escrow agreement, the offering period may be extended and that the Initial Offering Period has not been identified. However, this appears to be inconsistent with the prospectus cover page disclosure which provides that the offering period “will terminate 30 days after the effective date of this registration statement” without any possibility of extension. Please advise."

This was an oversight. As stated in the prospectus, the offering period is 30 calendar days, beginning on the effective date, and there are no extensions. This language has been deleted from the Escrow Agreement and attached information statement.

In addition, as we advised you over the telephone on November 12th, FINRA required the Company to use a different escrow agent, and the Company will enter into a new escrow agreement with Continental Stock Transfer. The new escrow agreement does not reference an extension date.

As you have discussed with our counsel, the Company would like to go effective November 16th and is separately sending a request for acceleration.

If you require any further information, kindly contact the undersigned at 206.910.2749.

Very Truly Yours,

/s Thomas J. Virgin, Chief Financial Officer

cc. Ivan Braiker

Lisa Klein

Chair, Audit Committee